

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2018

Mr. Renato A. Paraiso
Chief Executive Officer
IA Energy Corp.
24328 Vermont Avenue, Suite 300
Harbor City, California 90710

> **Re: IA Energy Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 27, 2018**
> **File No. 333-220706**

Dear Mr. Paraiso:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Company Organization, page 2

2.   We are unable to locate any website at the address you cite under "Company Organization" on page 2. Please revise to include a correct web address.

        You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Terence
O'Brien, Accounting Branch Chief, at (202) 551-3355, if you have questions regarding
comments on the financial statements and related matters. Please contact Kate McHale at (202)
551-3464 or me at (202) 551-3765 with any other questions.

                                        Sincerely,

                                        /s/ Pamela A. Long

                                        Pamela A. Long
                                        Assistant Director
                                        Office of Manufacturing and
                                        Construction